

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2014

Via E-mail
Mr. David C. Hastings
Chief Financial Officer
Incyte Corporation
Experimental Station
Route 141 & Henry Clay Road
Building E336
Wilmington, DE 19880

Re: **Incyte Corporation**
        Form 10-K for the Fiscal Ended December 31, 2012
        Filed February 21, 2013
        File No. 001-12400

Dear Mr. Hastings:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief